EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2014		2013		2012	2011	2010
Earnings
Income (loss) from operations before income taxes	$94,949		$38,363		$(79,053)	$(181,168)	$(76,368)
Add:
Interest incurred	171,541		149,101		132,657	112,037	122,230
Amortization of premiums and discounts related to debt	7,124		5,347		3,016	2,150	2,149
Portion of rent expense considered to be interest	3,917		3,204		3,096	3,517	4,658
Amortization of previously capitalized interest	90,804		87,414		78,630	79,338	95,236
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	(1,063)		2,882		1,519	45,256	19,638
Deduct:
Interest capitalized	(140,791)		(86,411)		(62,853)	(62,833)	(53,923)
Income (loss) as adjusted	$226,481		$199,900		$77,012	$(1,703)	$113,620

Fixed charges
Interest incurred	$171,541		$149,101		$132,657	$112,037	$122,230
Amortization of premiums and discounts related to debt	7,124		5,347		3,016	2,150	2,149
Portion of rent expense considered to be interest	3,917		3,204		3,096	3,517	4,658
	$182,582		$157,652		$138,769	$117,704	$129,037

Ratio of earnings to fixed charges	1.24	x	1.27	x	—	—	—

Coverage deficiency (a)	$—		$—		$(61,757)	$(119,407)	$(15,417)

The ratios of earnings to fixed charges are computed on a consolidated basis.

(a)	Earnings for the years ended November 30, 2012, 2011 and 2010 were insufficient to cover fixed charges for the period by $61.8 million, $119.4 million and $15.4 million, respectively.